SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

     Proginet Corporation
(Name of Issuer)

  Common Stock, par value $.001 per share
(Title of Class of Securities)

     742942105
(CUSIP Number)

                                   August 4, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742942 105	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George Hawes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,719,513 (includes currently exercisable options to purchase 165,000 shares of common stock.)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,719,513
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,513 (includes 165,000 shares of common stock subject to currently exercisable options).
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 742942 105	Page 3 of 6
Item 1.

(a)           Name of Issuer:

Proginet Corporation

(b)           Address of Issuer's Principal Executive Offices:

Proginet Corporation
200 Garden City Plaza
Garden City, New York 11530

Item 2.

(a)           Name of Person Filing:

George Hawes

(b)           Address of Principal Business Office or, if none, Residence:

Proginet Corporation
200 Garden City Plaza
Garden City, New York 11530

(c)           Citizenship:

United States of America

(d)           Title of Class of Securities:

Common Stock, par value $.001 share

(e)           CUSIP Number: 742942105

CUSIP No. 742942 105	Page 4 of 6

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.          Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)         Amount beneficially owned:  1,719,513 shares.

Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 165,000 shares which were not actually outstanding, but which were issuable upon exercise of options held by the undersigned that are presently exerciseable in full, or will be within sixty (60) days.  Such shares are considered outstanding for the purpose of computing the "Percent of Class" below.

(b)         Percent of class:  10.3%

(c)          Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:  1,719,513

(ii)         Shared power to vote or to direct the vote:  0

(iii)        Sole power to dispose or to direct the disposition of:  1,719,513 .

(iv)        Shared power to dispose or to direct the disposition of:  0

Item 5.         Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.         Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 742942 105	Page 5 of 6

Item 9.          Notice of Dissolution of Group

Not applicable.

Item 10.        Certification

Not applicable.

CUSIP No. 742942 105	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2009
(Date)

(Signature)

George Hawes
(Name/Title)